# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Autozi Internet Technology (Global) Ltd., CIK 0001959726
CUSIP: G06382108
Title of class of securities: Class A Ordinary Shares, par value US$0.000001 per share
Address of issuer's principal executive offices: Building B09 Intelligence, Park No. 26 Yongtaizhuang North Road, Haidian District, Beijing, China (F4), 065001
Date of event which requires filing of this statement: 01/27/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001947975

## Reporting persons
- ATW Opportunities Master Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,811,989; sole dispositive power 0; shared dispositive power 7,811,989; aggregate amount beneficially owned 7,811,989 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- JAK Opportunities XII LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,811,989; sole dispositive power 0; shared dispositive power 7,811,989; aggregate amount beneficially owned 7,811,989 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- ATW Partners Opportunities Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,811,989; sole dispositive power 0; shared dispositive power 7,811,989; aggregate amount beneficially owned 7,811,989 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- Kerry Propper: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,811,989; sole dispositive power 0; shared dispositive power 7,811,989; aggregate amount beneficially owned 7,811,989 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- Antonio Ruiz-Gimenez: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Spain (U3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,811,989; sole dispositive power 0; shared dispositive power 7,811,989; aggregate amount beneficially owned 7,811,989 (9.9% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: Autozi Internet Technology (Global) Ltd.
Address of issuer's principal executive offices: Building B09 Intelligence Park No. 26 Yongtaizhuang North Road Haidian District, Beijing, China

## Item 2. Person Filing
Name of person filing:
ATW Opportunities Master Fund II, L.P.*
JAK Opportunities XII LLC*
ATW Partners Opportunities Management, LLC*
Antonio Ruiz-Gimenez*
Kerry Propper*
Address of principal business office or, if none, residence: 1 Pennsylvania Plaza, 48th Floor New York, New York 10119
Citizenship:
ATW Opportunities Master Fund II, L.P. - Delaware
JAK Opportunities XII LLC - Delaware
ATW Partners Opportunities Management, LLC - Delaware
Antonio Ruiz-Gimenez - Spain
Kerry Propper - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
ATW Opportunities Master Fund II, L.P. - 7,811,989*
JAK Opportunities XII LLC - 7,811,989*
ATW Partners Opportunities Management, LLC - 7,811,989*
Antonio Ruiz-Gimenez - 7,811,989*
Kerry Propper - 7,811,989*

*The Class A Ordinary Shares (the "Shares") reported herein represent the number of Shares that JAK Opportunities XII LLC (the "Holding Company") can acquire within sixty (60) days through the exercise of warrants and convertible debt instruments issued by Autozi Internet Technology (Global) Ltd. (the "Issuer"). The Holding Company is wholly owned by the private fund, ATW Opportunities Master Fund II, L.P. (the "Fund"). ATW Partners Opportunities Management, LLC (the "Adviser") serves as the investment manager to the Fund. Antonio Ruiz-Gimenez and Kerry Propper serve as the managing members of the Adviser (the "Managing Members," and collectively with the Holding Company, Fund, and Adviser, the "Reporting Persons").By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Holding Company.

As of the date of this filing, the Holding Company held certain convertible debt and warrants each, directly or indirectly, exercisable into Shares. Further, the Holding Company's convertible debt and warrants are subject to a blocker which prevents the Holding Company from exercising its convertible debt and/or warrants to purchase Shares or otherwise convert such instruments into Shares to the extent that, upon such exercise, the Holding Company, together with its affiliates would beneficially own in excess of 9.99% of the Shares outstanding as a result of such exercise or conversion (the "Blocker"). As such, the percent of class reported herein is giving effect to the Blocker and is based upon a statement in the Issuer's Form 20-F filed on January 27, 2025 that there were 70,386,100 Shares outstanding as of September 30, 2024 plus the approximate total number of Shares that the Reporting Persons can acquire upon the conversion of its convertible debt and warrants subject to the Blocker in accordance with Rule 13d-3(d)(1)(i) under the Act.

This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person's pecuniary interest, if any, therein.
Percent of class:
ATW Opportunities Master Fund II, L.P. - 9.9%
JAK Opportunities XII LLC - 9.9%
ATW Partners Opportunities Management, LLC - 9.9%
Antonio Ruiz-Gimenez - 9.9%
Kerry Propper - 9.9%
Sole power to vote or to direct the vote:
ATW Opportunities Master Fund II, L.P. - 0
JAK Opportunities XII LLC - 0
ATW Partners Opportunities Management, LLC - 0
Antonio Ruiz-Gimenez - 0
Kerry Propper - 0
Shared power to vote or to direct the vote:
ATW Opportunities Master Fund II, L.P. - 7,811,989*
JAK Opportunities XII LLC - 7,811,989*
ATW Partners Opportunities Management, LLC - 7,811,989*
Antonio Ruiz-Gimenez - 7,811,989*
Kerry Propper - 7,811,989*
Sole power to dispose or to direct the disposition:
ATW Opportunities Master Fund II, L.P. - 0
JAK Opportunities XII LLC - 0
ATW Partners Opportunities Management, LLC - 0
Antonio Ruiz-Gimenez - 0
Kerry Propper - 0
Shared power to dispose or to direct the disposition:
ATW Opportunities Master Fund II, L.P. - 7,811,989*
JAK Opportunities XII LLC - 7,811,989*
ATW Partners Opportunities Management, LLC - 7,811,989*
Antonio Ruiz-Gimenez - 7,811,989*
Kerry Propper - 7,811,989*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- ATW Opportunities Master Fund II, L.P.: /s/ Antonio Ruiz-Gimenez, Antonio Ruiz-Gimenez, Managing Member of the General Partner (01/31/2025)
- JAK Opportunities XII LLC: /s/ Antonio Ruiz-Gimenez, Antonio Ruiz-Gimenez, Managing Member of its Manager (01/31/2025)
- ATW Partners Opportunities Management, LLC: /s/ Antonio Ruiz-Gimenez, Antonio Ruiz-Gimenez, Managing Member (01/31/2025)
- Kerry Propper: /s/ Kerry Propper, Individually (01/31/2025)
- Antonio Ruiz-Gimenez: /s/ Antonio Ruiz-Gimenez, Individually (01/31/2025)